UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Transition Period from __________ to __________

Commission File No. 1-9583

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBIA Inc.

Employee 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MBIA Inc.

1 Manhattanville Road

Suite 301

Purchase, NY 10577

Required Information

The MBIA Inc. Employee 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

MBIA INC.

EMPLOYEE 401(k) PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2017

SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2018

MBIA INC.

EMPLOYEE 401(k) PLAN

Page(s)
Report of Independent Registered Public Accounting Firm	2-3

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2018	5

Notes to Financial Statements	6-11

Supplemental Schedule:
Schedule of Assets (Held at End of Year) as of December 31, 2018	12-13

Signatures	14

Exhibits
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Schedules required by the Department of Labor’s Rules and Regulations for Reporting and

Disclosure under the Employee Retirement Income Security Act of 1974, other than those listed above, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants

MBIA Inc. Employee 401(k) Plan

Purchase, NY

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the MBIA Inc. Employee 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2012.

Philadelphia, PA

May 15, 2019

MBIA INC.

EMPLOYEE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2018 AND 2017

	December 31, 2018	December 31, 2017
Investments, at fair value (Note 5)	$104,458,373	$115,196,977
Notes receivable from participants	504,757	480,110

Net assets available for benefits	$104,963,130	$115,677,087

The accompanying notes are an integral part of the financial statements.

MBIA INC.

EMPLOYEE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2018

For the Year Ended December 31, 2018
Additions:
Additions to net assets attributed to:
Interest and dividends	$5,494,336
Contributions:
Participants	1,582,411
Employer	826,038

Total contributions	2,408,449

Total additions	7,902,785

Deductions:
Deductions from net assets attributed to:
Net depreciation in fair value of investments	9,817,486
Benefit distributions	8,799,256

Total deductions	18,616,742

Net decrease	10,713,957
Net assets available for benefits:
Beginning of year	115,677,087

End of year	$104,963,130

The accompanying notes are an integral part of the financial statements.

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

1. Plan Description

General and Contributions

The MBIA Inc. Employee 401(k) Plan (the “Plan”) is a defined contribution plan for eligible employees of MBIA Inc. and Subsidiaries (the “Company” or “Employer”) who are at least 21 years of age. Leased employees, temporary employees and employees classified as interns are not eligible to participate in the Plan. Eligible participants may contribute up to 25% of their total eligible compensation into the Plan. Effective June 29, 2018, the MBIA Inc. Common Stock Fund was frozen and participants were no longer able to direct any future contributions or move money into this fund. The Plan offers a Roth 401(k) option. The Company matches employee contributions at the rate of 100% of each participant’s contribution up to a maximum of 5%. Contributions are subject to certain limitations. Employer matching contributions are made in the form of cash, whereby participants may direct the Company match to an investment of their choice excluding the MBIA Inc. Common Stock Fund as of June 29, 2018. The Plan permits eligible employees to rollover funds from a previous employer’s tax-qualified plan or tax-qualified individual retirement account.

The Plan is administered by the MBIA Inc. Investment Management Committee and the Plan’s assets are managed by Fidelity Management Trust Company (“Fidelity”), the investment advisor, trustee and custodian.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

Vesting and Forfeitures

Vesting in employer contributions begins after two years of service and full vesting is achieved after five years of service. The Plan’s vesting methodology is based on an “elapsed time” methodology, which provides for employees to be credited with a number of years of service equal to the number of whole years (12 consecutive months) based on an employee’s period of service starting with hire date with the Employer regardless of whether or not such periods of service were completed consecutively as allowed under the service spanning rule. Participants are fully vested in their salary deferred contributions at all times including Roth 401(k) contributions. Upon reaching the normal retirement date, death or becoming disabled, a participant will be entitled to receive benefit payments. Nonvested benefits remaining after termination of employment are forfeited upon the earlier of a distribution or five-year period break in service and generally may serve to pay the Plan’s administrative expenses and to reduce future Company contributions. During 2018 and 2017, $86,631 and $45,292, respectively, of forfeitures were used to fund the Company’s matching obligation pursuant to the terms of the Plan. The forfeiture balance as of December 31, 2018 and 2017 was $17,458 and $8,488, respectively.

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2018 AND 2017

Participant Accounts

Each participant has an account which is credited with the Company’s contribution, participant’s contribution, and net results from the investment activities of the participant’s account, reduced for any withdrawal activity and fees associated with notes receivable from participants and participant-directed brokerage accounts. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive either a lump-sum distribution or installment distributions. The benefit to which a participant is entitled is the benefit that can be provided from the participants’ vested account.

Notes Receivable from Participants

A participant may borrow from his or her account a minimum of $1,000 up to a maximum for all participant loans equal to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over the current outstanding balance of loans or 50% of their vested account balance reduced by the then outstanding balance of any other loans that a participant received from the Plan. Loan terms may range from 1 to 5 years, or longer for the purchase of a principal residence but not to exceed 10 years. The loans are collateralized by the vested account balance and bear a reasonable rate of interest as managed by Fidelity based on the interest rates charged for similar types of loans by other lenders. Principal and interest are paid ratably through semi-monthly payroll deductions or through direct payment from former employees.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported changes in net assets available for benefits during the reporting period. Actual amounts could differ from those estimates.

Investments

The Plan’s investments are stated at fair value, including the collective trust.

The Plan’s shares of mutual funds are valued at quoted market prices which represent the net asset value (“NAV”) of shares held by the Plan at each year end. Investments in common stock, including the Company’s common stock and Exchange Traded Funds (“ETF”), are stated at fair value based on the last reported sales price on the last business day of the year in the active market in which the security is traded. The investment in the collective trust is valued at NAV per unit, as determined by the trustee at year-end. The NAV is used as the practical expedient to estimate fair value. One of the Plan’s investment options includes a participant-directed brokerage account which allows participants to establish a brokerage account and select various investments consisting of mutual funds and ETF.

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2018 AND 2017

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income from investments is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. The Plan’s net depreciation in the fair value of its investments consists of realized gains and losses and unrealized appreciation and depreciation on investments.

Contributions

Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance, plus any accrued but unpaid interest. Loans outstanding are reflected as a receivable of the Plan. Interest income is recorded on an accrual basis. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses and Revenue Credit Account

Administrative expenses, which consist primarily of investment management, recordkeeping and auditing fees, are paid directly by the Company rather than from Plan assets, and are not reflected in the Plan’s financial statements. Fees charged by Fidelity relating to notes receivable from participants and fees associated with participant-directed brokerage accounts are paid from the respective participants’ accounts.

The Plan may elect to allocate the revenue credit received from Fidelity, on a quarterly basis, to eligible participant’s accounts based on a defined formula. The amount allocated for the years ended December 31, 2018 and 2017 was $84,424 and $71,567, respectively.

Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under the Financial Accounting Standards Board, Accounting Standards Codification Topic 820, “Fair Value Measurement” are described as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2018 AND 2017

Level 2 – Valuations based on: a) quoted prices for similar assets or liabilities in active markets, b) quoted prices for identical or similar assets or liabilities in inactive markets, c) inputs other than quoted prices that are observable for the asset or liability, and d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement.

To the extent that the valuation is based on inputs that are less observable or unobservable, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is more significant for the investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had the securities been readily marketable. The Plan’s policy is to recognize transfers in and transfers out of levels as of the date of the event or change in circumstances that caused the transfer. The Plan has no level 3 investments. There have been no changes in the valuation methodologies or inputs used to value Plan assets at December 31, 2018 and 2017. Refer to Note 5, Investments, for information regarding the fair value of Plan investments.

Subsequent Events

The Plan’s management has evaluated subsequent events through May 15, 2019, the date the financial statements were available to be issued, and there were no subsequent events requiring adjustments to the financial statements or disclosures, as stated herein.

3. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2018 AND 2017

4. Plan Termination

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all affected participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances, subject to the provisions of ERISA.

In the second quarter of 2017, Standard & Poor’s Financial Services LLC downgraded the financial strength rating of National Public Finance Guarantee Corporation (“National”), a wholly owned subsidiary of MBIA Inc. As a result of the downgrade, National ceased efforts to actively pursue writing new financial guarantee business and immediately initiated cost savings measures related to the cessation of new business, which included reducing headcount. The Plan determined that the reduction in headcount resulted in a partial termination. All affected Plan participants were fully vested in their accounts as a result of their termination.

5. Investments

The Plan’s investment assets recorded at fair value have been categorized based upon a fair value hierarchy, as described in Note 2. The following tables present information about the Plan’s assets measured at fair value as of December 31, 2018 and 2017:

Assets at Fair Value as of December 31, 2018

	Level 1	Total
Mutual funds	$93,711,300	$93,711,300
Participant-directed brokerage account	3,441,926	3,441,926
Common stock	1,997,567	1,997,567

Total investments at fair value	99,150,793	99,150,793
Collective trust measured at NAV*	—	5,307,580

Total investments	$99,150,793	$104,458,373

Assets at Fair Value as of December 31, 2017

	Level 1	Total
Mutual funds	$104,581,219	$104,581,219
Participant-directed brokerage account	3,259,317	3,259,317
Common stock	2,314,470	2,314,470

Total investments at fair value	110,155,006	110,155,006
Collective trust measured at NAV*	—	5,041,971

Total investments	$110,155,006	$115,196,977

*

Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2018 AND 2017

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2018 and 2017, respectively.

	Fair Value 12/31/18	Fair Value 12/31/17	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Collective trust	$5,307,580	$5,041,971	N/A	Daily	Daily

Collective Trust

The Plan has a collective trust investment, the Fidelity Managed Income Portfolio Fund (“the MIP”). Under the terms of the MIP’s Declaration of Trust, withdrawals directed by the Plan Sponsor, not the participants, must be preceded by a 12 month written notice to the MIP.

6. Tax Status

The Internal Revenue Service (“IRS) has determined and informed the Company by letter dated June 5, 2015, that the Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (the “IRC”) and is therefore exempt from federal income taxes under provisions of Section 501(a) of the IRC. The Plan Administrator believes that the Plan is currently designed and being operated in accordance with the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

7. Related Party and Party-In-Interest Transactions

Certain Plan investments and shares of the Company’s common stock are managed by Fidelity, the investment advisor, trustee and custodian for the Plan. The investments with MBIA Inc. common stock were $1,997,567 and $2,314,470 at December 31, 2018 and 2017, respectively. The Company’s common stock comprises approximately 2% of the net assets available for benefits in each of the years ending December 31, 2018 and 2017, respectively. These transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

MBIA INC.

EMPLOYEE 401(k) PLAN

SCHEDULE H (FORM 5500) – LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 06-1185706, PLAN 002

DECEMBER 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Common stock:
*	MBIA Inc.	Common stock		$1,997,567
	Mutual funds:
*	Fidelity Puritan Fund	Mutual fund		2,428,375
*	Fidelity Growth Company Fund	Mutual fund		18,628,786
*	Fidelity Blue Chip Growth Fund	Mutual fund		5,472,927
*	Fidelity 500 Index Inst. Fund	Mutual fund		15,438,303
*	Fidelity Extended Market Index Fund	Mutual fund		1,459,239
*	Fidelity U.S. Bond Index Fund	Mutual fund		874,030
*	Fidelity Low-Priced Stock Fund	Mutual fund		1,846,409
*	Fidelity Freedom Income Fund	Mutual fund		292,752
*	Fidelity Freedom Fund 2010	Mutual fund		1,315,748
*	Fidelity Freedom Fund 2015	Mutual fund		346,904
*	Fidelity Freedom Fund 2020	Mutual fund		3,621,565
*	Fidelity Freedom Fund 2025	Mutual fund		3,094,507
*	Fidelity Freedom Fund 2030	Mutual fund		2,695,540
*	Fidelity Freedom Fund 2035	Mutual fund		3,256,367
*	Fidelity Freedom Fund 2040	Mutual fund		1,908,877
*	Fidelity Freedom Fund 2045	Mutual fund		1,121,640
*	Fidelity Freedom Fund 2050	Mutual fund		236,497
*	Fidelity Freedom Fund 2055	Mutual fund		27,669
	Deutsche Government Cash Management Fund	Mutual fund		1,147,469
	Baron Asset Inst Fund	Mutual fund		3,438,367
	Baron Growth Inst Fund	Mutual fund		4,001,677
	PIMCO High Yield Institutional Fund	Mutual fund		1,894,869
	PIMCO Total Return Institutional Fund	Mutual fund		4,612,075
	Cohen and Steers Rlty Shares, Inc. Fund	Mutual fund		657,406
	American Funds Amer. Mutual R6 Fund	Mutual fund		831,175
	Dodge & Cox International Stock Fund	Mutual fund		1,360,660
	Virtus Ceredex Mid-Cap Value Equity	Mutual fund		2,973,494
	Vanguard Total International Stock Index Fund	Mutual fund		6,434,971
	Northern Small Cap Value Fund	Mutual fund		564,403
	Conestoga Small Cap Fund INV	Mutual fund		555,946
	Baird Core Plus Bond Inst. Fund	Mutual fund		1,172,653

MBIA INC.

EMPLOYEE 401(k) PLAN

SCHEDULE H (FORM 5500) – LINE 4i (Continued)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 06-1185706, PLAN 002

DECEMBER 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Fidelity BrokerageLink	Participant-directed brokerage account		3,441,926
	Collective trust:
*	Fidelity Managed Income Portfolio Fund	Collective trust		5,307,580
		Interest rates: 5.25% - 7.25%;
*	Participant loans	Maturity dates through 6/29/27	—	504,757

	Total			$104,963,130

(1)	Cost is not required for participant-directed investments.
*	Fidelity Management Trust Company, including associated funds, participants and the Company are parties-in-interest.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MBIA Inc.
Employee 401(k) Plan

Date: May 15, 2019	/s/ ANTHONY MCKIERNAN
Anthony McKiernan
Executive Vice President
Chief Financial Officer

Date: May 15, 2019	/s/ ALAN PEARLMAN
Alan Pearlman
Plan Administrator